UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Ivanhoe Mines Ltd.
(Name of Issuer)
Common Shares, without par value
(Title of class of securities)
46579N
(CUSIP Number)
Ben Mathews
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
+44 (0) 20 7781 2058
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copy to:
Thomas B. Shropshire, Jr.
Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom
+44 (0) 20 7456 3223

September 13, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46579N

1	NAME OF REPORTING PERSON. Rio Tinto plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		267,214,784 (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

267,214,784 (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

267,214,784 (see Items 3 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.7 per cent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO

CUSIP No.	46579N

1	NAME OF REPORTING PERSON. Rio Tinto International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		267,214,784 (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

267,214,784 (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

267,214,784 (see Items 3 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.7 per cent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO

Item 1. Security and Issuer.
     This Amendment No. 8 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”) on November 3, 2006 and amended on September 12, 2007, October 26, 2007, January 7, 2008, April 10, 2008, October 30, 2009, March 4, 2010, and July 7, 2010 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Shares”), of Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory, Canada (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is amended and supplemented as follows:
     On September 13, 2010, RTIH acquired 40,083,206 Shares of the Company in accordance with the terms of the Facility and which matured on the Maturity Date. The outstanding principal and accrued interest ($400,832,056) under the Facility converted on maturity into Shares of the Company at a price of US$10.00 per share.
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     The responses of Rio Tinto and RTIH to Rows (11) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.
     Pursuant to the Private Placement Agreement, on the First Closing Date, RTIH acquired 37,089,883 Shares, representing upon completion 9.95 per cent of the Company’s outstanding Shares, and on the Second Closing Date, RTIH acquired an additional 46,304,473 Shares. The Shares acquired were originally intended to produce an aggregate interest of 19.9 per cent of the Company’s outstanding Shares but, as a result of Share issues under employee share plans, the aggregate interest has been diluted to 19.7 per cent of the Company’s outstanding Shares. Pursuant to RTIH’s anti-dilution rights under the Private Placement Agreement (as described in Item 4), RTIH also acquired on December 4, 2008 an additional 243,772 Shares and warrants which are exercisable to purchase an additional 1,440,406 Shares at a price of Cdn$3.1465 per share.
     Also pursuant to the Private Placement Agreement, on the First Closing Date, RTIH acquired the Series A Warrants and the Series B Warrants which are exercisable to purchase an additional 92,053,044 Shares. On the Funding Date, RTIH acquired the Series C Warrants which, pursuant to the Funding Proportion,3 are currently exercisable to purchase an additional 35,000,000 Shares.
     Pursuant to the Acquisition, RTIH acquired 15,000,000 Shares, representing upon issuance 2.7 per cent of the outstanding Shares.
     Pursuant to the exercise of the Series A Warrants, RTIH acquired 46,026,522 Shares.
     Pursuant to the conversion of the Loan Amount at a price of $10 per share on September 13, 2010, RTIH acquired 40,083,206 Shares.
     Therefore, each of Rio Tinto and RTIH is deemed to beneficially own 267,214,784 Shares which, assuming the exercise of all the Series B Warrants, Series C Warrants and Anti-Dilution Warrants, and the conversion of the Loan Amount into an additional 40,083,206 Shares, in addition to the 37,089,883 Shares acquired by RTIH on the First Closing Date, the 46,304,473 Shares acquired by RTIH on the Second Closing Date, 243,772 Shares acquired by RTIH on December 4, 2008, the 15,000,000 Shares from the completion of the Acquisition and the 46,026,522 Shares acquired by RTIH pursuant to the exercise of the Series A Warrants, would represent 43.7 per cent of the Company’s outstanding Shares on a fully diluted basis.
     The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of Rio Tinto and RTIH is based on 488,036,669 Shares outstanding as of June 30, 2010, as contained in the Company’s Quarterly Financial Report for the Three and Six Months Ended June 30, 2010. Assuming the exercise of 20.3 million incentive stock options in the Company’s Shares outstanding, as contained in the Company’s Quarterly Financial Report for the Three and Six Months Ended June 30, 2010, each of Rio Tinto and RTIH would be deemed to beneficially own 42.3 per cent of the Company’s outstanding Shares on a fully diluted basis.

[3]	As at March 1, 2010, the Funding Proportion is one, which is equal to the lesser of one and the result obtained by dividing (i) $350 million, the total drawdown under the Facility, by (ii) $350 million.

     In addition, the Shares deemed beneficially owned by each of Rio Tinto and RTIH with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.
     Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.
     Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.
     Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.
     To the best knowledge of Rio Tinto and RTIH, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Rio Tinto and RTIH.
Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 13, 2010

Rio Tinto plc
By:	/s/ Ben Mathews
Signature

Ben Mathews / Secretary
Name/Title

Rio Tinto International Holdings Limited
By:	/s/ Ben Mathews
Signature

Ben Mathews / Director
Name/Title

SCHEDULE A
          The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:
Rio Tinto plc
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors
Jan du Plessis	Chairman of Rio Tinto	2 Eastbourne Terrace	United Kingdom
London W2 6LG
United Kingdom
Tom Albanese	Chief Executive of Rio Tinto	2 Eastbourne Terrace	United States of America
London W2 6LG
United Kingdom
Guy Elliott	Finance Director of Rio Tinto	2 Eastbourne Terrace	United Kingdom
London W2 6LG
United Kingdom
Sam Walsh	Chief Executive of the Iron Ore	120 Collins Street	Australia
	Group	Melbourne Victoria 3000
Australia
Robert Brown	Company Director	1188 Sherbrooke Street	Canada
West, Montreal, Quebec
H3A 3G2, Canada
Vivienne Cox	Company Director	2 Eastbourne Terrace	United Kingdom
London W2 6LG
United Kingdom
Sir Rod Eddington	Company Director	120 Collins Street	Australia
Melbourne
Victoria 3000
Australia
Mike Fitzpatrick	Company Director	120 Collins Street	Australia
Melbourne
Victoria 3000
Australia
Yves Fortier	Company Director	1188 Sherbrooke Street	Canada
West, Montreal, Quebec
H3A 3G2, Canada
Ann Godbehere	Company Director	2 Eastbourne Terrace	Canada
		London W2 6LG	and United Kingdom
United Kingdom
Richard Goodmanson	Company Director	2 Eastbourne Terrace	United States of America
London W2 6LG
United Kingdom
Andrew Gould	Chairman and Chief Executive	2 Eastbourne Terrace	United Kingdom
	Officer of Schlumberger Ltd.	London W2 6LG
United Kingdom
Lord Kerr	Company Director	2 Eastbourne Terrace	United Kingdom
London W2 6LG
United Kingdom
Paul Tellier	Company Director	1188 Sherbrooke Street	Canada
West, Montreal, Quebec
H3A 3G2, Canada

Executive Officers
Hugo Bagué	Group Executive,	2 Eastbourne Terrace	Belgium
	People and Organisations	London W2 6LG
United Kingdom
Preston Chiaro	Group Executive, Technology &	4700 Daybreak Parkway	United States of America
	Innovation	South Jordan, Utah 84095
United States
Bret Clayton	Group Executive, Business	2 Eastbourne Terrace	United States of America
	Support and Operations	London W2 6LG
United Kingdom

Name	Present Principal Occupation	Business Address	Citizenship
Jacynthe Coté	Chief Executive of Rio Tinto	2 Eastbourne Terrace	Canada
	Alcan	London W2 6LG
United Kingdom
Andrew Harding	Chief Executive of Rio Tinto	2 Eastbourne Terrace	Australia
	Copper	London W2 6LG
United Kingdom
Harry Kenyon-Slaney	Chief Executive of Rio Tinto	2 Eastbourne Terrace	United Kingdom
	Diamonds & Minerals	London W2 6LG
United Kingdom
Doug Ritchie	Chief Executive of Rio Tinto	3 West Tower	Australia
	Energy	410 Ann Street
Brisbane, QLD 4000
Australia
Debra Valentine	Group Executive, Legal and	2 Eastbourne Terrace	United States of America
	External Affairs	London W2 6LG
United Kingdom
Sam Walsh	Chief Executive of the Iron	2 Eastbourne Terrace	United Kingdom
	Ore Group	London W2 6LG
United Kingdom

Rio Tinto International Holdings Limited
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors
Dan Larsen	Director	2 Eastbourne Terrace	United States of America
London W2 6LG
United Kingdom
Ulf Quellmann	Director	2 Eastbourne Terrace	Germany
London W2 6LG
United Kingdom
Ben Mathews	Director	2 Eastbourne Terrace	United Kingdom
London W2 6LG
United Kingdom

Executive Officers
Matthew Whyte	Secretary	2 Eastbourne Terrace	United Kingdom
London W2 6LG
United Kingdom

EXHIBIT INDEX

Exhibit No.	Description
A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited